Exhibit 99.1

IsoTis OrthoBiologics Appoints Prof. Barbara Boyan to Board of Directors

LAUSANNE, Switzerland, IRVINE, CA, USA – May 22, 2006 - IsoTis S.A., the orthobiologics company (SWX/Euronext: ISON; TSX: ISO), today announced the election of Prof. Barbara D. Boyan to its Board of Directors at its annual general shareholders meeting held on May 18.

Dr. Barbara D. Boyan is a professor in the Wallace H. Coulter Department of Biomedical Engineering at the Georgia Institute of Technology and at Emory University, where she holds the Price Gilbert, Jr. Chair in Tissue Engineering, both located in Atlanta, Georgia. She is also an adjunct professor in the Departments of Orthopaedics and Cell Biology at Emory University Medical School as well as the Schools of Biology and Materials Science and Engineering at the Georgia Institute of Technology.

Dr. Boyan is a co-founder of OsteoBiologics, Inc. (San Antonio, Texas), Biomedical Development Corporation (San Antonio, Texas) and Orthonics, Inc. (Atlanta, Georgia). She is a member of the Board of Directors of ArthroCare, Inc. (ARTC). Since late 2005, Dr. Boyan has chaired the newly created Scientific Advisory Board of IsoTis. The Scientific Advisory Board is comprised of the following people:

Barbara Boyan, Ph.D. – Georgia Institute of Technology, Atlanta, GA, U.S.
Adele Boskey, Ph.D. – Hospital of Special Surgery, New York, NY, U.S.
Arnold Caplan, Ph.D. – Case Western Reserve University, Cleveland, OH, U.S.
Clemens van Blitterswijk, Ph.D. – University of Twente, Enschede, The Netherlands
Joshua Jacobs, M.D., – Rush University Medical Center, Chicago, IL, U.S.
James Poser, Ph.D. – founder and former CEO of Orquest, Laguna Niguel, CA, U.S.
Michael Yaszemski, M.D, Ph.D. – Mayo Clinic, Rochester, MN, U.S.

Pieter Wolters, President and CEO of IsoTis, said: “After having worked with Dr. Boyan as an advisor and Chair of our Scientific Advisory Board, we are very pleased to welcome her to our Board of Directors. She has an outstanding academic reputation in her field as well as extensive business experience. Dr. Boyan will be of immense value to the company during a time when we are actively working on several product and business development projects to complement the continued strong growth of our Accell product line.”

IsoTis has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network and an expanding international presence. The company’s main commercial operations are based out of Irvine, California; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:
Hans Herklots, Director IR	Rob Morocco, CFO
Tel: +41(0)21 620 6011	+1 949 855 7155
E-mail: hans.herklots@isotis.com	robert.morocco@isotis.com

Certain statements in this press release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as “strategy,” “expects,” “plans,” “anticipates,” “believes,” “will,” “continues,” “estimates,” “intends,” “projects,” “goals,” “targets” and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including, but not limited to, a competitive sales and marketing environment,  the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. Food and Drug Administration or other regulatory approvals (e.g., EMEA, CE), market acceptance of IsoTis’ products, effectiveness of IsoTis’ distribution channels, development of competing therapies or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to IsoTis’ Annual Report on Form 20-F/A for the fiscal year ended December 31, 2005, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., SEDAR at www.sedar.com and the Toronto Stock Exchange (TSX).